EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	Reporting Issuer
Brigus Gold Corp.
2000 Barrington Street, Suite 501
Hallifax, Nova Scotia
B3J 3K1

ITEM 2.	Date of Material Change
October 18, 2010.

ITEM 3.	Press Releases
Press release in the form of Schedule A attached hereto was disseminated on October 18, 2010 via BusinessWire news service.

ITEM 4.	Summary of Material Change

Brigus Gold Corp. (the “Company”) has announced that Harry Burgess, Senior Mining Engineer and Vice President of Micon International Limited of Toronto, Ontario, has been appointed as a member of the Company’s Board of Directors.

ITEM 5.	Full Description of Material Change
See Schedule A attached.

ITEM 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.

ITEM 7.	Omitted Information
Not applicable.

ITEM 8.	Executive Officer
The following officers of the Company may be contacted for further information:

Wendy Yang, Vice President of Investor Relations
Tel: (303) 524-3203
E-mail: ir@brigusgold.com

Sean Tufford, Director of Investor Relations
Tel: (902) 422-1421
E-mail: sean@brigusgold.com

ITEM 9.	Date of Report
This report is dated this 22nd day of October, 2010.

Schedule A

Harry Burgess Appointed to Brigus Gold’s Board of Directors

Halifax, Nova Scotia; October 18, 2010 – Brigus Gold Corp. (“Brigus Gold” or the “Company”) (TSX and NYSE Amex: BRD) announces that Harry Burgess, Senior Mining Engineer and Vice President of Micon International Limited (“Micon”) of Toronto, Ontario, has been appointed as a member of the Company’s Board of Directors.

As a founder of Micon, Mr. Burgess has over 30 years of global mining experience including in conducting due diligence reviews, operational monitoring and benchmark studies.  Prior to his consulting career, he held senior management positions in the copper and gold mining industry in Zambia and South Africa.  He is also a director of Vena Resources Inc. and Acme Resources Corp.  He is a member of the Professional Engineers of Ontario and the Canadian Institute of Mining and Metallurgy, as well as a fellow of the Institute of Materials, Minerals and Mining and the Australian Institute of Mining and Metallurgy. Mr. Burgess earned a Master’s degree in engineering from the University of Witwatersrand, Johannesburg, and dual bachelor’s degrees in mechanical engineering and mining engineering from Imperial College of Science and Technology, University of London, London.  Mr. Burgess is Canadian and resides in Toronto.

Wade K. Dawe, Chairman, Chief Executive Officer and President of Brigus Gold, said, “Harry Burgess brings a wealth of industry knowledge and experience to the Brigus Gold Board.  On behalf of the Company and our Board of Directors, I welcome Harry to Brigus Gold and look forward to working with him as we continue to build value for Brigus Gold’s shareholders in the years ahead.”

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For further information contact:

Wendy Yang, Vice President of Investor Relations
Tel: (720) 886-9565 ext. 217
E-mail: ir@brigusgold.com

Sean Tufford, Director of Investor Relations
Tel: (902) 422-1421
E-mail: stufford@brigusgold.com